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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
OMB Number:   3235-0145
Expires:      October 31, 1997
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   4  )*



                 LIVE Entertainment Inc.
(Name of Issuer)


                 Common Stock, $.01 Par Value
(Title of Class of Securities)


                        538032400
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.
 551 Fifth Avenue, 18th Floor
        New York, New York  10176, Tel:  (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                       February 1, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

1

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

2

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the Following Pages)
Page 1 of 4 Pages


    SCHEDULE 13D

CUSIP No.   538032400


Page   2   of    4    Pages


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Elliott Associates, L.P., a Delaware Limited Partnership



2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)

3
    (b)

4




3
SEC USE ONLY



4
SOURCE OF FUNDS*
         00



5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



6
CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware




NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

  255,068



8
SHARED VOTING POWER

    0



9
SOLE DISPOSITIVE POWER

    255,068



10
SHARED DISPOSITIVE POWER

    0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    255,068



12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

6




13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.44%



14
TYPE OF REPORTING PERSON*

    PN



*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1_7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


ITEM 2.  Identity and Background

    (a)-(c)    The name of the person filing this statement on Schedule 13D is:
 Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a New Jersey limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott.

ELLIOTT

    The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

    The principal business of Elliott is to purchase, sell, trade and invest in securities.


    SINGER

         Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

    BRAXTON LP

         The business address of Braxton LP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Braxton LP is the furnishing of investment advisory services.

         The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

    NAME
ADDRESS
OCCUPATION

    Paul E. Singer
712 Fifth Avenue
36th Floor
New York, New York  10019
General partner of Elliott and Braxton LP and President of Martley





    Braxton Associates, Inc.
712 Fifth Avenue
36th Floor
New York, New York 10019
The principal business of Braxton Associates, Inc. is serving as general partner of Braxton LP


         The name, business address, and present principal occupation or employment of each director and executive officer of Braxton Associates, Inc. are as follows:

    NAME
ADDRESS
OCCUPATION

    Paul E. Singer
712 Fifth Avenue
36th Floor
New York, New York  10019

General partner of Elliott and Braxton LP and President of Martley




ITEM 4.  Purpose of Transaction

    Elliott has accumulated its shares of Series B Cumulative Convertible Preferred Stock ("Preferred Stock"), convertible into Common Stock, in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Depending upon market conditions and other factors that it may deem material, each of Elliott may purchase additional Common Stock or may dispose of all or a portion of the Common Stock that it now beneficially owns or may hereafter acquire.

    Elliott has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer

    (a) Elliott beneficially owns 414,485 shares of Preferred Stock (including 2,000 shares held by Manchester Securities Corp., a broker-dealer which is wholly-owned by Elliott) convertible into 255,068 shares of Common Stock, representing 9.44% of the outstanding shares of Common Stock.

    (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.

    (c) There have been no transactions in the past 60 (sixty) days, however as a result of a scheduled adjustment to the conversion price of the Preferred Stock, the number of shares of Common Stock deemed to be beneficially owned has increased and this amendment reflects such fact.


    SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:   February 10, 1997             ELLIOTT ASSOCIATES, L.P.


By:
              Paul E. Singer
              General Partner